As filed with the Securities and Exchange Commission on August 6, 2004
                                                     Registration No. 333-111424

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                -----------------

                          The News Corporation Limited
   (Exact name of issuer of deposited securities as specified in its charter)

                                -----------------

                                       N/A
                   (Translation of issuer's name into English)

                                -----------------

                                    Australia
            (Jurisdiction of incorporation or organization of issuer)

                       ----------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                -----------------

                                 111 Wall Street
                            New York, New York 10043
                                 (212) 657-5100
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                -----------------

                              Arthur Siskind, Esq.
                            News America Incorporated
                           1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 852-7000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                 ----------------------------------------------
                                   Copies to:
      Jeffrey W. Rubin, Esq.                       Herman H. Raspe, Esq.
        Hogan & Hartson LLP                 Patterson, Belknap, Webb & Tyler LLP
         875 Third Avenue                       1133 Avenue of the Americas
        New York, NY 10022                        New York, New York 10036

                       ----------------------------------

It is proposed that this filing become effective under Rule 466:
                                                :|_| immediately upon filing.
                                                :|_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                                -----------------

                         CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------
         Title of Each Class of             Amount to be      Proposed Maximum       Proposed Maximum       Amount of
      Securities to be Registered            Registered      Aggregate Price Per   Aggregate Offering    Registration
                                                                    Unit*                Price**               Fee
-------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each                N/A                  N/A                   N/A                 N/A
representing four (4) preferred limited
voting ordinary shares, par value A$
0.50, per share, of The News
Corporation Limited ("Company").
-------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.
--------------------------------------------------------------------------------

Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

            This Post-Effective Amendment No. 1 to Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                       Location in Form of American
                                                                       Depositary Receipt ("Receipt")
Item Number and Caption                                                Filed Herewith as Prospectus
-----------------------                                                ----------------------------
1.       Name of Depositary and address of its principal               Face of Receipt - introductory article
         executive office

2.       Title of Receipts and identity of deposited                   Face of Receipt - top center
         securities

Terms of Deposit:

         (i)      The amount of deposited securities                   Face of Receipt - upper right corner
                  represented by one American Depositary
                  Share

         (ii)     The procedure for voting, if any, the                Reverse of Receipt - Paragraphs (13)
                  deposited securities                                 and (14)

         (iii)    The collection and distribution of                   Face of Receipt - Paragraphs (4), (7)
                  dividends                                            and (9);
                                                                       Reverse of Receipt - Paragraphs (12),
                                                                       (13) and (17)

         (iv)     The transmission of notices, reports and             Face of Receipt - Paragraph (9)
                  proxy soliciting material                            Reverse of Receipt - Paragraph (13),
                                                                       (14), (16) and (21)

                                                                       Location in Form of American
                                                                       Depositary Receipt ("Receipt")
Item Number and Caption                                                Filed Herewith as Prospectus
-----------------------                                                ----------------------------
         (v)      The sale or exercise of rights                       Face of Receipt - Paragraphs (3), (4) and
                                                                       (6);
                                                                       Reverse of Receipt - Paragraphs (12),
                                                                       (13) and (21)

         (vi)     The deposit or sale of securities                    Reverse of Receipt - Paragraphs (12)
                  resulting from dividends, splits or plans            and (15)
                  of reorganization

         (vii)    Amendment, extension or termination                  Reverse of Receipt - Paragraphs (20)
                  and of the deposit agreement                         and (21)

         (viii)   Rights of holders of Receipts to inspect             Face of Receipt - Paragraph (16)
                  the transfer books of the Depositary
                  and the list of holders of Receipts

         (ix)     Restrictions upon the right to deposit or            Face of Receipt - Paragraphs (2), (3),
                  withdraw the underlying securities                   (4), and (5);
                                                                       Reverse of Receipt - Paragraph (22)

         (x)      Limitation upon the liability of the                 Face of Receipt - Paragraph (6);
                  Depositary                                           Reverse of Receipt - Paragraph (18)

         3.       Fees and charges which may be imposed                Face of Receipt - Paragraph (6)
                  directly or indirectly on holders of Receipts

Item 2. AVAILABLE INFORMATION                                          Face of Receipt - Paragraph (11)

            The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., (Room 1024), Washington D.C. 20549.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Annex I to the Form of Amendment No. 1 to Amended and Restated Deposit Agreement filed as Exhibit (a)(ii) to this Post-Effective Amendment No. 1 to Registration Statement and incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a)(i) Amended and Restated Deposit Agreement, dated as of December 3, 1996, by and among The News Corporation Limited (the "Company"), Citibank, N.A., as the depositary (the "Depositary"), and all Holders from time to time of American Depositary Receipts issued thereunder (including form of the American Depositary Receipt ("ADR") to be issued thereunder) - Previously filed as Exhibit (a) to Form F-6 Registration Statement No. 333-10562 and incorporated herein by reference.

            (a)(ii) Form of Amendment No. 1 to Amended and Restated Deposit Agreement, by and among the Company, the Depositary, all Holders from time to time of American Depositary Receipts issued thereunder, and (to the extent contemplated therein) certain Beneficial Owners of American Depositary Shares (the "Amendment") - Filed herewith as Exhibit (a)(ii)

            (b)(i) Letter Agreement, dated as of November 25, 2003 between the Company and the Depositary - Previously filed as Exhibit (b)(1) to Form F-6 Registration Statement No. 333-111424 and incorporated herein by reference.

            (b)(ii) Letter Agreement, dated as of November 25, 2003 between the Company and the Depositary - Previously filed as Exhibit (b)(2) to Form F-6 Registration Statement No. 333-111424 and incorporated herein by reference.

            (c)(i) Form of Restricted Securities Letter Agreement, between the Company, the Depositary and General Motors Corporation - Previously filed as Exhibit (c)(1) to Form F-6 Registration Statement No. 333-111424 and incorporated herein by reference.

            (c)(ii) Letter Agreement, dated as of October 15, 2003, between the Company, the Depositary, Liberty Media Corporation and Liberty NC XIII, INC - Previously filed as Exhibit (c)(2) to Form F-6 Registration Statement No. 333-111424 and incorporated herein by reference.

            (c)(iii) Letter Agreement, dated as of December 17, 2001, between the Company, the Depositary, News Publishing Australia Limited, Liberty Media Corporation, LMC International, Inc. and Citicorp Nominees Pty Limited - Previously filed as Exhibit (c)(3) to Form F-6 Registration Statement No. 333-111424 and incorporated herein by reference.

            (c)(iv) Letter Agreement, dated as of December 3, 2001 among the Company, the Depositary, and Liberty Media Corporation - Previously filed as Exhibit (c)(4) to Form F-6 Registration Statement No. 333-111424 and incorporated herein by reference.

            (c)(v) Letter Agreement, dated as of December 3, 2001, among the Company, the Depositary, and Liberty Media Corporation - Previously filed as Exhibit (c)(5) to Form F-6 Registration Statement No. 333-111424.

            (c)(vi) Letter Agreement, dated July 15, 1999, between the Company and the Depositary - Previously filed as Exhibit (c) to Form F-6 Registration Statement No. 333-13420 and incorporated herein by reference.

            (d) Opinion of Frettra M. Miller, counsel to the Depositary, as to the legality of the securities to be registered - Previously filed as Exhibit
(d) to Form F-6 Registration Statement No. 333-111424 and incorporated herein by reference.

            (e) Certificate under Rule 466 - None

            (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company - Set forth on signature pages to the Form F-6 Registration Statement No. 333-111424.

Item 4. UNDERTAKINGS

            (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

            (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement dated as of December 3, 1996, as proposed to be amended by Amendment No. 1 to Amended and Restated Deposit Agreement, by and among The News Corporation Limited, Citibank, N.A., as depositary, all Holders from time to time of American Depositary Receipts issued thereunder, and (to the extent contemplated therein) certain Beneficial Owners of American Depositary Shares, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 6th day of August, 2004.

                                    Legal entity created by the Amended and
                                    Restated Deposit Agreement as proposed to be amended by Amendment No. 1 to Amended and Restated Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares ("ADSs"), each ADS representing four (4) preferred limited voting ordinary shares, of The News Corporation Limited.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Susanna Mancini
                                        ----------------------------------------
                                        Name:  Susanna Mancini
                                        Title: Vice President

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, The News Corporation Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Australia on this 6th day of August, 2004.

                                    The News Corporation Limited


                                    By: /s/ Arthur M. Siskind
                                        ----------------------------------------
                                        Name:  Arthur M. Siskind
                                        Title: Executive Director

            Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the following capacities on August 6, 2004.

        Signature                               Title
        ---------                               -----


*                                       Executive Director; Chairman and Chief
----------------------------------      Executive (Principal Executive Officer)
        K. Rupert Murdoch


*                                       Executive Director and Chief Financial
----------------------------------      Officer (Principal Financial Officer and
        David F. DeVoe                  Principal Accounting Officer)


*                                       Executive Director
----------------------------------
        Chase Carey


*                                       Executive Director
----------------------------------
        Peter Chernin


*                                       Executive Director
----------------------------------
        Lachlan K. Murdoch


      /s/ Arthur M. Siskind             Executive Director and Authorized
----------------------------------      Representative in the United States
        Arthur M. Siskind

*                                       Non-Executive Director
----------------------------------
        Kenneth E. Cowley


*                                       Non-Executive Director
----------------------------------
        Andrew S.B. Knight


*                                       Non-Executive Director
----------------------------------
        Roderick I. Eddington


*                                       Non-Executive Director
----------------------------------
        Thomas J. Perkins


*                                       Non-Executive Director
----------------------------------
        Stanley S. Shuman


*                                       Non-Executive Director
----------------------------------
        Geoffrey C. Bible


                                        Non-Executive Director
----------------------------------
        Peter Barnes


                                        Non-Executive Director
----------------------------------
        Viet Dinh


                                        Non-Executive Director
----------------------------------
        John L. Thornton


                  /s/ Arthur M. Siskind
        ------------------------------------------
        *By Arthur M. Siskind as attorney-in-fact.

                                Index to Exhibits

                                                                   Sequentially
Exhibit                 Document                                   Numbered Page
-------                 --------                                   -------------

(a)(ii)                 Form of Amendment No. 1 to Amended
                        and Restated Deposit Agreement